Mail Stop 3561


									April 13, 2006




Mr. John T. Wyatt
Chief Executive Officer and President
Cutter & Buck, Inc.
701 N. 34th Street, Suite 400
Seattle, WA 98103


		RE:	Cutter & Buck, Inc.
			Form 10-K for Fiscal Year Ended April 30, 2005 Form 10-K/A for Fiscal Year Ended April 30, 2005
Forms 10-Q for Fiscal Quarters Ended July 31, 2005, October 31,
2005
and January 31, 2006
Filed July 14, 2005, August 26, 2005, September 9, 2005, December
9,
2005 and March 9, 2006
			File No.  0-26608

Dear Mr. Wyatt:

		We have reviewed your responses in your letter dated
March
29, 2006 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for Fiscal Year Ended April 30, 2005

Notes to Consolidated Financial Statements, page 32

General

1. We read your response to comment 1 in our letter dated February 16, 2006 and do not believe you have demonstrated that you have only one operating segment, as that term is discussed in paragraphs 10
through 15 of SFAS 131.   In particular, we note that you provide
to
your chief operating decision maker (CODM) discrete financial information for each of your business units/distribution channels, including revenue, gross margin, and direct contribution as a percentage of net sales. Because you provide this discrete financial information to your CODM, our presumption is that this information is
reviewed by the CODM in assessing company and business unit performance; otherwise, if this information was not used by the CODM,
we assume it would be omitted from the reports.    Moreover, since
discrete financial information for each of your business units is tracked by you and reported to your CODM, it seems to us that omission of this information from your periodic reports is inconsistent with the objective and basic principles of SFAS 131, as
discussed in paragraphs 3 and 4 of SFAS 131.   Thus please tell us
how you plan to revise your disclosures accordingly. If you would propose to revise your segment disclosures in future filings rather than amending your historical disclosures, please tell us in detail why you believe an amendment is not necessary.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
Mr. John T. Wyatt
Cutter & Buck, Inc.
April 13, 2006
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